United States Securities and Exchange Commission Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 001-11993

Notification of Late Filing	CUSIP NUMBER 09069N108

(Check one): ☒ Form 10-K ☐ Form 20 F ☐ Form 11 K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:  __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION BioScrip, Inc.
Full Name of Registrant N/A
Former Name if Applicable 1600 Broadway, Suite 700
Address of Principal Executive Office (Street and Number) Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As previously disclosed, BioScrip, Inc. (the “Company”), as part of its accounting review prior to filing its Annual Report on Form 10-K for the year ended December 31, 2017, identified a series of transactions incorrectly accounted for predominately related to certain balance sheet suspense and clearing accounts. These errors appear clerical in nature. The Company plans to disclose a material weakness related to this matter. The accounting review is nearing completion and the Company expects that it will be able to complete the work necessary to file the Form 10-K within the fifteen calendar day extension period granted by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathryn Stalmack	312	350-2196
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the statements regarding the Company’s completion of the internal accounting review, the materiality of the errors identified in the Company’s accounting review, expectations regarding a material weakness, and the timing of filing of the Company’s Annual Report on Form 10-K. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from those in the forward-looking statement include but are not limited to risks associated with: the Company’s ability to complete the accounting review and the financial closing procedures; the risk that the Company finds additional errors or discovers additional material weaknesses; as well as the risks described in the Company’s periodic filings with the Securities and Exchange Commission. The Company does not undertake any duty to update these forward-looking statements after the date hereof, even though the Company’s situation may change in the future. All of the forward-looking statements herein are qualified by these cautionary statements.

BioScrip, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2018	By: /s/ Kathryn Stalmack
Name: Kathryn Stalmack
Title: Senior Vice President, General Counsel and Secretary

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